Filed pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of a press release which contains information regarding the proposed acquisition of Depomed, Inc. (“Depomed”) by Horizon Pharma plc (“Horizon Pharma”).

Horizon Pharma issued the press release on September 8, 2015.

Horizon Pharma plc Commences Exchange Offer to Acquire all Depomed, Inc. Common Shares

DUBLIN, IRELAND – September 8, 2015 – Horizon Pharma plc (NASDAQ: HZNP) (“Horizon Pharma”), a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs, today commenced an exchange offer for all of the outstanding shares of common stock of Depomed, Inc. (“Depomed”). Under the terms of the offer, tendering Depomed shareholders would be able to exchange each share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The offer is scheduled to expire at 5 p.m., Eastern Time, on November 6, 2015, but may be extended by Horizon Pharma. If the exchange offer is completed, Horizon Pharma would expect to complete a second-step merger as soon as practicable thereafter in order to acquire the remaining Depomed shares.

In addition to the exchange offer, Horizon Pharma also filed today a definitive solicitation statement with the SEC that will be delivered to Depomed shareholders. The solicitation statement seeks the support of Depomed shareholders to call two related special meetings to consider and vote on proposals to remove and replace the current Depomed board of directors and to amend the Depomed bylaws to facilitate shareholder action.

Additional Exchange Offer Details

•	60 percent premium to Depomed’s unaffected closing share price of $20.64 on July 6, 2015, the final trading day prior to Horizon Pharma’s first public proposal to acquire Depomed.[1]
•	54 percent premium to Depomed’s 30-day VWAP of $21.41 on July 6, 2015.[1]
•	Depomed shareholders would have a pro forma ownership of approximately 32 percent of the combined company based on Horizon Pharma’s estimates and assumptions.

The exchange offer is being made on the terms and subject to the conditions set forth in the offer to exchange, dated September 8, 2015, included in the preliminary prospectus/offer to exchange filed with the Securities and Exchange Commission today. The conditions include the redemption or removal of

1 Based upon the 15-day VWAP of Horizon Pharma’s stock as of August 12, 2015.

certain poison pill rights that the Depomed board has the unilateral ability to remove, the tender of a majority of the total number of outstanding Depomed shares on a fully diluted basis and expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other applicable antitrust laws and regulations. The exchange offer is also conditioned on the vote by Horizon Pharma shareholders to approve the issuance of Horizon Pharma ordinary shares in the acquisition, and Horizon Pharma plans to file a preliminary proxy statement with respect to a special meeting of Horizon Pharma shareholders promptly.

Potential Benefits to Horizon Pharma and Depomed Shareholders of Combined Company

•	Sizeable revenue, cost and tax synergies resulting in significant and immediate adjusted earnings-per-share accretion for both Horizon Pharma and Depomed shareholders.
•	Enhanced scale and financial flexibility, including:
¡	pro forma 2015 estimated net sales of approximately $1 billion and adjusted EBITDA of approximately $375 million;[2] and
¡	enhanced access to the capital markets and considerably lower borrowing costs.
•	A more diverse portfolio of medicines with longer patent lives and pipeline growth opportunities.
•	A substantial reduction in key risks related to Depomed’s business on a stand-alone basis.

“The exchange offer further demonstrates our resolute commitment to a transaction with Depomed,” said Timothy P. Walbert, chairman, president and chief executive officer, Horizon Pharma plc. “The exchange offer provides a direct mechanism for shareholders to support the consummation of what we believe to be a highly compelling combination that would deliver both short and long-term benefits to our respective shareholders. We again call on Depomed’s board and management to act in the best interests of Depomed shareholders and to meaningfully engage with us towards a consensual transaction.”

The offering documents, including a preliminary prospectus/offer to exchange and a related letter of transmittal, describing the exchange offer and the process for Depomed shareholders to tender their shares of Depomed common stock into the exchange offer, will be delivered to Depomed shareholders. Investors and security holders may obtain free copies of the preliminary prospectus/offer to exchange, Schedule TO and other documents (if and when available) filed with the SEC by Horizon Pharma through the web site maintained by the SEC at http://www.sec.gov. Shareholder questions regarding the exchange offer or requests for offering documents should be directed to Horizon Pharma’s Information Agent for the exchange offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016; shareholders, banks and brokerage firms please call toll-free at 1-800-322-2885.

About Horizon Pharma plc

Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. The Company markets seven medicines through its orphan, primary care and specialty business units. Horizon Pharma’s global headquarters are in Dublin, Ireland. For more information, please visit www.horizonpharma.com. Follow @HZNPplc on Twitter or view careers on our LinkedIn page.

Forward looking statements

This press release contains forward-looking statements, including, but not limited to, statements related to the exchange offer and the potential strategic and financial benefits thereof, Horizon Pharma’s

2 Based upon prior Horizon Pharma and Depomed management guidance and company filings.

planned actions to pursue a combination with Depomed, the future financial performance and prospects of each of Horizon Pharma and Depomed, Horizon Pharma’s business strategy and plans, and other statements that are not historical facts.

These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that the conditions to the exchange offer will not be satisfied, Horizon Pharma will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon Pharma; if the conditions of the exchange offer are satisfied and/or a transaction is negotiated between Horizon Pharma and Depomed, risks related to Horizon Pharma’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon Pharma ordinary shares could decline, as well as other risks related to the Horizon Pharma and Depomed businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the SEC. Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or changes in its expectations, except as required by applicable law or regulation.

Additional information

This communication does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the exchange offer. The exchange offer will be made only through the tender offer statement on Schedule TO (including the letter of transmittal and other related offer materials) and the prospectus/offer to exchange included in the registration statement on Form S-4 filed by Horizon Pharma with the SEC on September 8, 2015. These materials, as they may be amended from time to time (the “Exchange Offer Documents”), contain important information, including the terms and conditions of the exchange offer. This communication also relates to a solicitation by Horizon Pharma of Depomed’s shareholders to call two special shareholders meetings to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below). On September 8, 2015, Horizon Pharma filed a definitive solicitation statement and accompanying WHITE and BLUE proxy cards with the SEC with respect to the solicitation of proxies to call two related special meetings of shareholders (including any amendments and supplements, the “Special Meetings Solicitation Statement”). Subject to further developments, Horizon Pharma may file one or more further amendments to the Special Meetings Solicitation Statement and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with such special shareholders meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements, Exchange Offer Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This communication is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with such special shareholders meetings or any registration statement, prospectus, proxy statement, Exchange Offer Document or other document Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE ACCOMPANYING WHITE AND BLUE PROXY CARDS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL SHAREHOLDERS MEETINGS AND THE EXCHANGE OFFER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND ANY REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL SHAREHOLDERS MEETINGS, THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED, AS APPLICABLE. Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in a solicitation of proxies in connection with the requests to call the special shareholders meetings. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and any individuals Horizon Pharma is seeking to nominate for election to the Depomed board of directors, as described in the Special Meetings Solicitation Statement, in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015, and in the Special Meetings Solicitation Statement and in such solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meeting. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015 and in the Special Meetings Solicitation Statement and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the special shareholders meetings. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

Contacts:

Investors:

John Thomas

Executive Vice President, Strategy and Investor Relations

investor-relations@horizonpharma.com

Tina Ventura

Vice President, Investor Relations

investor-relations@horizonpharma.com

U.S. Media:

Geoff Curtis

Group Vice President, Corporate Communications

media@horizonpharma.com

Daniel Yunger

Kekst and Company

daniel-yunger@kekst.com

Ireland Media:

Ray Gordon

Gordon MRM

ray@gordonmrm.ie

Source: Horizon Pharma plc

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland